November 7, 2024

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc
191 Wood Lane
London W12 7FP
United Kingdom

        Re: Autolus Therapeutics plc
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38547
Dear Christian Itin Ph.D.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences